Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Year ended December 31,
	2007	2006	2005	2004	2003
Fixed charges:
Interest	£514.2	£457.4	£235.8	£271.0	£459.9
Interest portion of rental expense	20.4	17.7	14.2	14.9	14.9
Fixed charges	534.6	£475.1	£250.0	£285.9	£474.8

Earnings:
Loss from continuing operations	£(471.8)	£(531.4)	£(221.9)	£(504.4)	£(606.6)
Fixed charges	534.6	475.1	250.0	285.9	474.8
Less: capitalized interest		—	—	—	(3.4)
(Deficit) earnings	£62.8	£(56.3)	£28.1	£(218.5)	£(135.2)
Ratio of earnings to fixed charges	0.1	—	0.1	—	—

Deficiency (1)	—	£(531.4)	—	£(504.4)	£(610.0)

The ratio of earnings to fixed charges is not meaningful for the periods that result in a deficit.

 (1)          Earnings for the years ended December 31, 2006, 2004, and 2003 were inadequate to cover fixed charges by the amounts indicated in this row.